JAMES D. EVANS		EMAIL JEVANS@FENWICK.COM
	June 5, 2017	DIRECT DIAL (206) 389-4559

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kim McManus, Senior Counsel
Folake Ayoola, Senior Counsel
Robert F. Telewicz, Jr., Accounting Branch Chief
Peter McPhun, Staff Accountant
Re:	Redfin Corporation Draft Registration Statement on Form S-1 Submitted April 5, 2017 CIK No. 0001382821

Ladies and Gentlemen:

We are submitting this letter on behalf of Redfin Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 1, 2017, regarding confidential draft no. 2 the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001382821) confidentially submitted to the Commission on April 5, 2017 (the “Draft Registration Statement”). This letter is being submitted together with confidential draft no. 3 of the Draft Registration Statement (“Draft No. 3”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Draft No. 3 in paper format, marked to show changes from the previous submission of the Draft Registration Statement. In addition to revising the Draft Registration Statement to address the comments raised by the Staff in its letter, the Company revised Draft No. 3 to update other disclosures, including the addition of financial statements for the quarter ended March 31, 2017.

Industry and Market Data and Calculation of Key Business Metrics, page 44

1.	We note your response to our prior comment 13. To the extent you make reference to a third party expert, attribute a statement to a third party expert, and you commission the research and/or survey from the third party expert, you must comply with the requirements of Securities Act Rule 436 with respect to such statement. For example, we refer to your disclosure on pages 6, 44, and 82 with respect to your net promoter score and market listing data. In the alternative, please revise to ensure the statements are those of the registrant and do not reference material commissioned from a third party source. Refer to Securities Act Rules Compliance and Disclosure Interpretation Question 233.02 for guidance.

U.S. Securities and Exchange Commission

June 5, 2017

The Company acknowledges the Staff’s comment and respectfully submits that the independent third parties referenced in the Draft Registration Statement are not “experts” within the meaning of Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”) and, accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Draft Registration Statement.

Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully advises the Staff that the independent third parties referenced here are SurveyMonkey, a web-based survey solutions provider, and SSRS, a data analytics company.

These third parties primarily collect and aggregate survey and statistical data, and the related information contained in the Draft Registration Statement reflects the aggregate survey and collected data. The Company respectfully submits that such data does not reflect the opinion or judgment of an “expert,” and that these companies are not amongst the enumerated professions under Section 7 of the Securities Act, nor are they within a “profession [that] gives authority to a statement made by [such providers].” As such, the Company believes that these companies are not among the class of persons subject to Section 7 and Rule 436 of the Securities Act as “experts” unless the Company expressly identifies them as experts or the statements are purported to be made on the authority of such providers as “experts.” The Company respectfully advises the Staff that it has neither expressly identified these independent third parties as “experts” in the Draft Registration Statement nor purported to make statements in the Draft Registration Statement on the authority of the independent third parties as “experts.” Accordingly, the Company believes that these independent third parties should not be considered “experts” within the meaning of U.S. federal securities laws.

In addition, the Company notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. In this instance, the Company respectfully advises the Staff that the data was prepared by these independent third parties for the Company for marketing and research purposes, not as a report for purposes of the Draft Registration Statement. The SurveyMonkey survey and SSRS report were not intended as industry reports to be used in or incorporated into the Draft Registration Statement, but rather to survey the benefits of and customer satisfaction related to the Company’s real estate services. Like many companies in the real estate industry, the Company uses this data primarily as part of its marketing and sales process, and the Company has commissioned these independent third parties to perform a variety of similar surveys for multiple years. As such, the data provided by these independent third parties was not prepared specifically in connection with or for the purpose of inclusion in the Draft Registration Statement or to otherwise satisfy any specific disclosure requirement.

As a result of the foregoing, the Company respectfully submits that the independent third parties referenced above do not need to provide a consent to be filed as an exhibit to the Draft Registration Statement. Further, the Company has revised its disclosure on pages 6, 44 and 81 to make it clear that these studies were commissioned by the Company.

U.S. Securities and Exchange Commission

June 5, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Cohorts, page 58

2.	We have considered your response to our prior comment 18. We continue to believe it would be useful to disclose cost of revenues and total gross profit by cohort in order to balance your disclosure of revenue.

In response to the Staff’s comment, the Company has revised its disclosure to include the information requested on page 58 of Draft No. 3.

Critical Accounting Policies and Estimates

Valuation of Common Stock, page 71

3.	We note you have identified the valuation of your common stock as a critical accounting estimate. Please tell us how you considered the need to disclose the value determined by your board at each period end.

The Company respectfully advises the Staff that it considered the recently updated guidance set forth in Section 9520 of the Financial Reporting Manual (“Section 9520”), as published by the staff of the Division of Corporation Finance of the Commission, for purposes of preparing the disclosure related to the Company’s critical accounting policy with respect to stock-based compensation. In addition, the Company also considered the views of the Staff discussed at the “SEC Speaks in 2014” conference.

Our understanding of Section 9520 and the related observations shared by the Staff at the conference reflect a desire on the part of the Staff for registrants to provide simpler, clearer disclosure regarding stock-based compensation. The Company respectfully advises the Staff that it has prepared its disclosure in accordance with this guidance, including by describing: (i) the valuation methods utilized; (ii) the nature of the material assumptions that were used; (iii) a statement indicating that that the valuations are “highly complex and subjective”; and (iv) a statement that the such valuations will no longer be necessary once the offering is completed because it will then rely upon the market price to determine the market value of its common stock.

As a result, the Company does not believe that disclosure of the value determined by the Company’s board of directors at each period end would provide additional material information to a prospective investor.

Financial Statements

Notes to consolidated financial statements

Note 1 Description of business and summary of significant accounting policies

Revenue Recognition, page F-12

4.	We have considered your response to our prior comment 26. Please expand on your response to provide us with a more detailed explanation of how you arrived at the conclusion that your partner revenue should be recognized on a net rather than gross basis in accordance with ASC Topic 605-45-45. In your response please address the following:

U.S. Securities and Exchange Commission

June 5, 2017

a.	Clarify for us how you determined the partner agent and not the Company is responsible for providing the brokerage service to the client. In your response please tell us the nature of any contractual arrangement entered into by the client and the entities that are parties to that arrangement. Additionally, tell us which entity is responsible for the acceptability of the service and the basis for your conclusion.

b.	Tell us if the commission rate is set by the Company or the partner agent.

c.	Explain to us whether any portion of the brokerage service is performed by the Company in transactions where a partner agent is employed.

d.	Clarify for us whether the Company has discretion in selecting the partner agent that will fulfill the service, and explain to us how this factor was considered in arriving at your conclusion.

The Company respectfully acknowledges the Staff’s comment and responds by reference to the applicable considerations of reporting revenue gross as a principal versus net as an agent included in ASC 605-45-45-1 through 18. In addition, the Company has supplementally provided to the Staff for review copies of the Redfin Referral Agreement (the “Agreement”) and the Advocacy Pledge.

The Agreement is between the Company and independent real estate brokers (referred to below as a “Broker”) and provides that “Redfin may refer customers inquiring about real estate brokerage services located in Broker’s State to Broker on a non-exclusive basis. Broker shall provide prompt notice, in a form acceptable to Redfin, of its decision to accept (the “Referral Acceptance”) or not accept each Referral Customer. Upon receipt by Redfin of Broker’s Referral Acceptance, Redfin will forward pertinent information about the Referral Customer to Broker including such Referral Customer’s name, telephone number and/or email address.” Once we refer a customer to a Broker, that Broker, not the Company, represents the customer from the initial meeting through closing at which point the Broker pays the Company a portion of her commission as a referral fee.

Any contract for brokerage services is separately and subsequently negotiated in an agreement between the Broker and the Referral Customer, as discussed further below. The Company is not party to this contract.

Indicators of Gross Revenue Reporting

Guidance	Indicator	Discussion
605-45-45-4	The Entity is the Primary Obligor in the Arrangement [strong indicator].

The Agreement states: “Broker and Broker’s Agents will assist all Referral Customers with purchasing and/or selling real property in a manner consistent with the Advocacy Pledge outlined in Exhibit B and will perform all real estate brokerage services in a manner consistent with applicable U.S. federal, state, and local law, as well as multiple listing service bylaws, rules, and regulations.” As such, Brokers are responsible for providing brokerage services to the clients the Company refers.

Conclusion: Gross indicator is not present.

605-45-45-5 through 7	The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return [strong indicator]

General inventory risk is not a relevant indicator in a brokerage services arrangement and consequently not a determinative indicator. However, it is noteworthy that the Company has no obligation to and does not pay Brokers as part of any transactions or for any services provided.

The Agreement states: “Broker acknowledges and agrees that (i) Redfin has made no representations or warranties regarding the likelihood that any particular Referral Customer will result in payment of commission or other fees or costs to Broker and (ii) Broker will be solely responsible for all fees, costs, and expenses associated with providing real estate brokerage services to a Referral Customer.”

Rather, in return for the referral, Brokers “agree to pay Redfin thirty percent of all commissions, bonuses and/or compensation earned as a result of referral customer’s purchase and/or sale transactions.”

Conclusion: Gross indicator is not present.

U.S. Securities and Exchange Commission

June 5, 2017

605-45-45-8	The Entity has Latitude in Establishing Price

The Agreement does not specify commissions, bonuses or compensation that the Broker will receive in the course of representing the customer. The Broker is responsible for setting pricing with the referred customer.

Conclusion: Gross indicator is not present.

605-45-45-9	The Entity Changes the Product or Performs Part of the Service	The Company does not perform any part of real estate services after a customer is introduced to a Broker. Conclusion: Gross indicator is not present.

605-45-45-10	The Entity has Discretion in Supplier Selection

Each Referral Customer receives one of more Brokers to select from, depending on Broker availability in the Referral Customer’s geographic area. The Company determines which Broker(s) to present based on an algorithm including geographic coverage areas and customer satisfaction ratings.

As stated in the Agreement “Broker agrees that Redfin has no obligation to provide Broker with any referrals and that Referral Customers are free to select the agent they wish to work with for any particular real estate transaction.”

Additionally, in Exhibit B to the Agreement the Broker agrees that “If I am unavailable or a Referral Customer would like to work with a different agent, I will work with Redfin to have the Referral Customer reassigned.”

We considered whether the fact that the Company refers one or more Brokers to a Referral Customer was in substance discretion in supplier selection. The Company concluded however that (i) the Referral Customer selects the Broker, or none at all, and (ii) because the Broker also has discretion in accepting the Referral Customer, the Referral Customer, not the Company, has discretion in supplier (Broker) selection.

Conclusion: Gross indicator is not present.

U.S. Securities and Exchange Commission

June 5, 2017

605-45-45-11	The Entity is Involved in Determination of Service Specifications

The Company does not determine the service expectations of Brokers, who are licensed professionals expected to exercise broad judgment in providing real estate brokerage services for referred clients. The Agreement does require Brokers to acknowledge certain high-level service standards, such as “always strive to respond to Customers quickly – the faster, the better!” and “always put my best foot forward and keep it professional, even when the Referral Customer is not.” These service standards are not sufficiently specific for gross revenue reporting, particularly in light of the absolute discretion Brokers otherwise have to provide real estate brokerage services to referred customers, including making recommendations regarding pricing strategy, contractual negotiations, and property recommendations.

Conclusion: Gross indicator is not present.

605-45-45-12	The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping	Physical loss inventory risk is not a relevant indicator in a brokerage services arrangement and consequently not a determinative indicator. Conclusion: Gross indicator is not present.

605-45-45-13 to 14	The Entity has Credit Risk

The Agreement states: “Broker will settle directly with each Referral Customer and Broker’s Agent for all monies owed to broker pursuant to any purchase and sale transaction.”

There are no returns or cancelations as payment for services occurring at the closing of a real estate transaction, which generally do not include the right of return.

Conclusion: Gross indicator is not present.

U.S. Securities and Exchange Commission

June 5, 2017

Indicators of Net Revenue Reporting

Guidance	Indicator	Discussion
605-45-45-16	The Entity’s Supplier is the Primary Obligor in the Arrangement [strong indicator]

Pursuant to the Agreement, “Broker and Broker’s Agents will assist all Referral Customers with purchasing and/or selling real property in a manner consistent with the Advocacy Pledge and will perform all real estate brokerage services in a manner consistent with applicable U.S. federal, state, and local law, as well as multiple listing service bylaws, rules, and regulations.”

Additionally, the Agreement states: “[the] broker will be solely responsible for all fees, costs, and expenses associated with providing real estate brokerage services to a referral customer.”

Conclusion: Net indicator is present.

605-45-45-17	The Amount the Entity Earns is Fixed

The Agreement states: “Broker agrees to pay Redfin thirty percent (30%) (the “Referral Fee”) of all commissions, bonuses and/or compensation earned as a result of referral customer’s purchase and/or sale transactions…” The amount the Company earns is a percentage of the fee the Broker negotiates, not a fixed amount.

Conclusion: Net indicator is present.

605-45-45-18	The Supplier has Credit Risk

The Agreement states: “Broker will settle directly with each Referral Customer and Broker’s Agent for all monies owed to broker pursuant to any purchase and sale transaction.” As such, Brokers accept all credit risk associated with a partner transaction. There are no returns or cancelations as payment for services occurs at the closing of a real estate transaction.

Conclusion: Net indicator is present.

U.S. Securities and Exchange Commission

June 5, 2017

Based on the foregoing facts and circumstances, the Company respectfully advises the Staff that it believes that partner revenue is properly accounted for on a net rather than gross basis pursuant to ASC Topic 605-45-45.

***

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely yours,

/s/ James D. Evans
James D. Evans

cc:	Glenn Kelman, Chief Executive Officer

Chris Nielsen, Chief Financial Officer

Anthony Kappus, General Counsel

Redfin Corporation

Alan Smith

Jeffrey Vetter

Katherine Duncan

Fenwick & West LLP

Eric Jensen

Alan Hambelton

Cooley LLP

Donald Heisler

Deloitte & Touche LLP